January 10, 2014

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated December 24, 2013

Oi S.A.

Form 20-F for Fiscal Year Ended December 31, 2012

Filed April 30, 2013

Amendment No. 1 to Form 20-F/A for the Fiscal Year Ended December 31, 2012

Filed November 29, 2013

File No. 001-15256

Dear Mr. Spirgel:

By letter dated December 24, 2013, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on Amendment No. 1 to the annual report on Form 20-F/A filed on November 29, 2013 (the “2012 Form 20-F/A”) by Oi S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2012 Form 20-F/A.

Form 20-F/A for Fiscal Year Ended December 31, 2012

General Information

Reliance on “Strategic Suppliers” Including Huawei do Brasil Telecomunicações Ltda., page F/A-10

1.

On page 10 of the amended 20-F filed November 29, 2013, you discuss your reliance on “strategic suppliers” including Huawei do Brasil Telecomunicações Ltda., which you refer to as “Huawei”. The 2012 annual report of Huawei Investment & Holding Co., Ltd. (“Huawei Investment”) identifies both Huawei do Brasil Telecomunicações Ltda. and Huawei Technologies Co., Ltd. (“Huawei Technologies”) as wholly-owned subsidiaries of Huawei Investment. We note recent negative publicity regarding Huawei Technologies’ activities in Iran and other sanctioned countries, including articles and other documents that refer to that company as “Huawei” and allege that Huawei assisted the Iranian regime in tracking opposition figures by installing tracking equipment for telecommunications providers in Iran. Iran also is designated by the U. S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please discuss for us the potential for your relationship with Huawei do Brasil Telecomunicações Ltda. to have an adverse impact upon your reputation and share value in light of the recent negative publicity regarding activities of Huawei Technologies Co., Ltd.

The Company does not believe that its purchases of equipment and services from Huawei do Brasil Telecomunicações Ltda., which it refers to in the 2012 Form 20-F/A as “Huawei,” has, or will have, an adverse effect on the Company’s reputation or share value in light of the negative publicity since December 2011 regarding the alleged activities of regarding Huawei’s affiliate, Huawei Technologies Co., Ltd. with respect to Iran. The Company advises the Staff that substantially all of its operations are in Brazil and it has received no customer inquiries regarding the relations of its suppliers or their affiliates with Iran. In addition, the Company advises the Staff that no questions in this regard have been raised with the Company by analysts covering the securities of the Company, either in publicly-accessible earnings calls, industry conferences or otherwise. The Company further advises the Staff that its investor relations team has received no inquiries regarding this matter from investors or potential investors in its securities. As a result, the Company believes that investors and potential investors in its securities evaluate its relationship with Huawei based on the perceived value of the equipment and services that the Company purchases from Huawei and does not believe that its continuing purchases of equipment and services from Huawei do Brasil Telecomunicações Ltda. will have an adverse effect on the Company’s reputation or share value.

Expansion of the International Presence of Oi Portugal Telecom and Oi in Africa: Nature and Extent of Past, Current and Anticipated Contacts with Sudan, F/A Exhibit 1.

2.	Exhibit 1 of your prospectus on form 425 filed October 28, 2013 contains a memorandum of understanding between Portugal Telecom and Oi “entered into... with the aim of developing a global telecommunications enterprise, which would allow… expansion of the international presence of Portugal Telecom and Oi… in… Africa….” Sudan, an African country, is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan, whether through subsidiaries, affiliates, suppliers, partners, or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to or received from Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of Sudan or entities controlled by its government.

The Company advises the Staff that, except as described below with respect to Portugal Telecom, it has no past, current or anticipated contacts with Sudan directly or through subsidiaries, affiliates, suppliers, partners, or through other direct or indirect arrangements. In addition, the Company advises the Staff that, except as described below with respect to Portugal Telecom, it does not provide or receive, and has not provided or received, any services, products, information or technology to or from Sudan, directly or indirectly, and the Company has not had any agreements, commercial arrangements, or other contacts with the government of Sudan or entities controlled by its government.

As stated in section 1 of the Memorandum of Understanding cited in the Staff’s comment, the Memorandum of Understanding was intended by the parties thereto to establish the principles that will govern the negotiations of a series of transactions intended to consolidate the Industrial Alliance described therein upon the consummation of the Transaction described therein, with the primary objective of combining the business and activities developed by Oi and Portugal Telecom, namely in Brazil, Portugal and Africa. The Company does not currently have any business activities in Africa. Oi understands that Portugal Telecom’s current business activities in Africa are in Angola, Cape Verde, Namibia, and São Tomé and Principe.

The Company advises the Staff that as a result of its corporate reorganization in February 2012, it acquired a 7.2% interest in Portugal Telecom and increased its ownership to 10% of Portugal Telecom through open market purchases of ordinary shares of Portugal Telecom in April and May 2012. Portugal Telecom indirectly through its subsidiary Bratel Brasil, S.A. owns 7.1% of the Company’s voting common shares and 12.1% of the voting shares of the Company’s controlling shareholder Telemar Participações S.A., and owns 19.2% of our non-voting preferred shares. Portugal Telecom has reported to us the following:

•	Through its subsidiary TMN—Telecomunicações Móveis Nacionais, S.A., or TMN, which is a provider of mobile telecommunication services in Portugal, Portugal Telecom has entered into a roaming agreement with Sudanese Mobile Telephone Company Ltd., or SMTC. Pursuant to this roaming agreement, Portugal Telecom’s customers are able to roam on the network of SMTC (outbound roaming), and customers of SMTC such are able to roam on TMN’s network (inbound roaming). For outbound roaming, Portugal Telecom pays SMTC roaming fees for use of its network by Portugal Telecom’s customers, and for inbound roaming SMTC pays Portugal Telecom roaming fees for use of TMN’s network by SMTC’s customers. In connection with this roaming agreement, TMN recorded gross revenues of €69 in 2012 and €575 in 2011, and TMN recorded expenses of €1,515 in 2012 and €5,211 in 2011.

•	Through its subsidiary PT Comunicações, S.A., or PT Comunicações, which is a provider of fixed-line telecommunication services in Portugal, Portugal Telecom has entered into an interconnection agreement with Sudatel Towerkhartoum Sudan, or STS, which is engaged in construction and maintenance of the telecommunications network of Sudan and in which the Sudanese government owns a 60% stake. Pursuant to this interconnection agreement, Portugal Telecom’s customers are able to make calls to customers on the network of STS. Portugal Telecom pays STS interconnection fees for use of STS’s network by Portugal Telecom’s customers. In connection with this interconnection agreement with STS, TMN recorded an expense of €1,070 in 2011.

•	Through its subsidiary CST-Companhia Santomense de Telecomunicações, S.A.R.L., or CST, which is a provider of fixed-line and mobile telecommunication services in São Tomé and Principe, Portugal Telecom entered into a roaming agreement with SMTC in June 2013. Pursuant to this roaming agreement, Portugal Telecom’s customers are able to roam on the network of SMTC (outbound roaming), and customers of SMTC such are able to roam on TMN’s network (inbound roaming). For outbound roaming, Portugal Telecom pays SMTC roaming fees for use of its network by Portugal Telecom’s customers, and for inbound roaming SMTC pays Portugal Telecom roaming fees for use of TMN’s network by SMTC’s customers.

Other than as described above, the Company understands that Portugal Telecom has no past, current or anticipated contacts with Sudan directly or through subsidiaries, affiliates, suppliers, partners, or through other direct or indirect arrangements. In addition, the Company advises the Staff that the Company understands that, other than as described above, Portugal Telecom does not provide or receive, and has not provided or received, any services, products, information or technology to or from Sudan, directly or indirectly, and the Portugal Telecom has not had any agreements, commercial arrangements, or other contacts with the government of Sudan or entities controlled by its government.

Following the proposed business combination described in the Memorandum of Understanding, the combined company may consider expansion of its operations in Africa if appropriate business activities are available. However, the Company does not anticipate expanding its operations into jurisdictions where applicable law, including the laws of the United States, prohibit the combined company’s expansion.

Extension of the International Presence of Oi Portugal Telecom and Oi in Africa: Materiality of Any Contacts with Sudan, F/A Exhibit 1.

3.	Please discuss the materiality of any contacts with Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

As noted in the response to Comment 2 above, the Company does not have any contacts with Sudan that pose a material investment risk to its security holders. The Company respectfully advises the Staff that the Company does not believe that the contacts that it understands that Portugal Telecom has with Sudan pose a material investment risk to security holders of the Company.

Financial Statements

32.4(d) Condensed Statement of Changes in Equity for the years ended December 31, 2012, 2011 and 2010, page F-129

1.	The nature of certain adjustments to stockholders’ equity and how the amounts were calculated is unclear. Please explain the following items to us so that we may fully understand your U.S. GAAP equity roll-forward.

•	Refer to the equity balances as of December 31, 2009 and tell us where the amounts were previously reported.

•	Reconcile the adjustments identified as “dividends and interest on capital” to the dividend amounts reported in the Consolidated Statements of Changes in Equity on page F-10.

•	Also, please explain to us what you mean by “interest” on capital and tell us why this is an adjustment to equity.

The Company advises the Staff that the equity balance under U.S. GAAP as of December 31, 2009 was previously reported by Tele Norte Leste Participações (“TNL”), the former indirect controlling shareholder of Oi. As described in Note 32.1, in connection with the corporate reorganization of the Oi group undertaken in February 2012, TNL was merged with and into the Company. Under U.S. GAAP, the Company retrospectively adjusted Oi’s financial statements to reflect the consolidation of TNL for periods prior to the corporate reorganization during which Oi was indirectly controlled by TNL. The previously reported equity balance under U.S. GAAP of TNL as of December 31, 2009, amounting to R$21,967 million, is included on page F-129 of TNL’s 2009 Annual Report on Form 20-F.

The Company advises the Staff that dividends and interest on capital for the years ended December 31, 2010 and 2011 under U.S. GAAP differ from that presented in the Consolidated Statement of Changes in Equity under Brazilian GAAP as a result of the retrospective treatment of the corporate reorganization under U.S. GAAP as described above and in Note 32.1. For the year ended December 31, 2012, the amount of R$2,704,040 presented in the Consolidated Statement of Changes in Equity under U.S. GAAP is comprised of the following amounts presented in the Consolidated Statement of Changes in Equity under Brazilian GAAP:

	(in thousands of reais)
Amounts presented in the Consolidated Statement of Changes in Equity under Brazilian GAAP:
Approval of proposed dividends	R$	1,748,567
Interim dividends (R$0.3096 per share)		507,715
Declared dividends (R$0.2720 shares)		446,222
Dividends and interest on capital declared by subsidiaries		1,536

Amount presented in the Consolidated Statement of Changes in Equity under U.S. GAAP	R$	2,704,040

The Company advises the Staff that distributions to shareholders in Brazil are comprised of two components: (i) dividends, which is a component common in most jurisdictions, and (ii) interest on capital, which is a component unique to the Brazilian corporate system. Thus, because both components are distributions to shareholders, the Company presents interest on capital together with dividend payments in the Consolidated Statement of Changes in Equity.

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Bayard de Paoli Gontijo, the Chief Financial Officer of the Company, at +55-21-3131-2183.

Very truly yours,

/s/ Nuno Cadima
Nuno Cadima
Planning and Controlling Director
Oi S.A.

cc:	Dean Suehiro, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
Securities and Exchange Commission